File No. 70-9839


                           UNITED STATES OF AMERICA
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



Application of Northeast Utilities,      ) CERTIFICATE PURSUANT TO RULE 24
The Connecticut Light and Power Company, ) UNDER THE PUBLIC UTILITY HOLDING Western Massachusetts Electric Company, ) COMPANY ACT OF 1935
on Form U-1                              )


      Pursuant to the requirements of Rules 42, 43, 44, 46(a)and 54 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, Western Massachusetts Electric Company ("WMECO"), an electric utility subsidiary of NU and The Connecticut Light and Power Company ("CL&P"), an electric utility subsidiary of NU, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the repurchase of common stock out of capital or unearned surplus from parent. (HCAR No. 35-27529, May 16, 2002, File No. 70-9839) ("Order").

     For the quarter ended December 31, 2002, the following information is reported pursuant to the Order.

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount of dividends paid to NU and/or the amount of stock repurchased from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

     The Connecticut Light and Power Company (CL&P)

     --------------------------------------------------------------------------
                                                As of December 31, 2002
     --------------------------------------------------------------------------
                                            (Thousands of
                                               Dollars)               %
                                            -------------           -----

     Common shareholders' equity:
     Common shares                           $   60,352               2.1%
     Capital surplus, paid in                   326,936              11.3
     Retained earnings                          308,554              10.7
                                             ----------             -----
     Total common shareholders' equity          695,842              24.1
     Preferred stock                            116,200               4.0
     Long-term and short-term debt              827,866              28.7
     Rate reduction bonds                     1,245,728              43.2
                                             $2,885,636             100.0%
                                             ==========             =====

     A common dividend of $15,054,506.74 was declared on November 20, 2002, and was paid to NU on December 2, 2002. 776,789 shares of common stock were repurchased for $49,994,140.04 on December 3, 2002.

     Western Massachusetts Electric Company (WMECO)

     --------------------------------------------------------------------------
                                                As of December 31, 2002
     --------------------------------------------------------------------------
                                            (Thousands of
                                               Dollars)              %
                                            -------------          -----

     Common shareholders' equity:
     Common shares                            $ 10,866               2.2%
     Capital surplus, paid in                   69,618              14.1
     Retained earnings                          77,476              15.6
                                              --------             -----
     Total common shareholders' equity         157,960              31.9
     Long-term and short-term debt             194,891              39.3
     Rate reduction bonds                      142,742              28.8
                                              --------             -----
                                              $495,593             100.0%
                                              ========             =====

     A common dividend of $4,003,154.13 was declared on December 19, 2002, and was paid to NU on December 30, 2002.

2) The current senior debt ratings of CL&P and WMECO, including a representation that such ratings are at or above investment grade.

     As of December 31, 2002, the senior debt ratings issued by Standard and Poor's Corporation and Moody's of CL&P and WMECO are each BBB+ and A3, respectively, which are investment grade ratings.

3) The Utilities' cash-on-hand both during the quarter and as of the end of each quarter and a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

     CL&P and WMECO represent that during the quarter ended December 31, 2002, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

     Internal cash funds available during the quarter were supplemented with external borrowings for WMECO.


        Cash      Net cash flows   Net cash flows   Net cash flows
      beginning    provided by       provided by       (used in)      Cash end
      of period     operating         investing        financing      of period
      10/1/2002    activities        activities       activities     12/31/2002
      ---------   --------------   --------------   --------------   ----------

                            (Thousands of Dollars)

CL&P    $7,827      $83,165           $ 1,853        $(92,686)           $159
WMECO        1        7,255            47,114         (54,247)            123



                               SIGNATURE


      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this certificate to be signed on their behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
THE CONNECTICUT LIGHT AND POWER COMPANY
WESTERN MASSACHUSETTS ELECTRIC COMPANY




/s/ John P. Stack
    ------------------------------------------
    John P. Stack
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    February 27, 2003